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BMORE ICE

6250 Ebenezer Road
Middle River, MD 21220
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Open until 8:30 PM
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
BMORE ICE is seeking investment to take our little shack mobile through purchasing a truck.
Expanding LocationRenovating Location
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OUR STORY

My love for frozen treats began when I was just sixteen years old living in Baltimore, Maryland. We had a lo
around our neighborhood and hand out delicious snowball treats for free.

I then began working at a store called "Icy Delights." The owner taught me everything I now know about ru
Fast forward fifteen years, and as I was searching online to purchase a boat, a snowball stand appeared fo
Now we operate off a little farm outside of Baltimore.
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150 people
Average Daily Customers

Around $10,000 will be allocated to the purchase of a truck.

$2,000 will be allocated to supplies such as flavors, bottles, caps and spoons.

$800 will go towards purchase of an Ipad for our purchasing system.

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THE TEAM

Jennifer Nicholas

Owner

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Truck $10,000

Freezers $300

Flavors,bottles, cups, spoons, Supplies $2,000

Ipad, Square Stand $800

License and Insurance $1,000

Mainvest Compensation $900

Total $15,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$85,000	$93,500	$100,045	$105,047	$108,198
Cost of Goods Sold	$6,538	$7,191	$7,694	$8,078	$8,320
Gross Profit	$78,462	$86,309	$92,351	$96,969	$99,878

EXPENSES

Rent	$4,800	$4,920	$5,043	$5,169	$5,298
Utilities	$1,800	$1,845	$1,891	$1,938	$1,986
Salaries	$9,600	$9,840	$10,086	$10,338	$10,596
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Marketing	$1,200	$1,230	$1,260	$1,291	$1,323
Operating Profit	$55,062	$62,324	$67,768	$71,773	$74,055

This information is provided by BMORE ICE. Mainvest never predicts or projects performance, and has not forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

The capital raised through Mainvest will make up the entirety of the BMORE ICE's fundraising. However, BI from alternate sources at a later date.

Financial liquidity

BMORE ICE has a moderate liquidity position due to its medium cash reserves as compared to debt and ot liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the busines

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees a Note is not like that at all. The ability of BMORE ICE to make the payments you expect, and ultimately to a number of factors, including many beyond our control.

Limited Services

BMORE ICE operates with a very limited scope, offering only particular services to potential clients, makin customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new competes with many other businesses, both large and small, on the basis of quality, price, location, and cu customer preference away from BMORE ICE's core business or the inability to compete successfully again negatively affect BMORE ICE's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in BMORE ICE's management or vote on and/or in regarding BMORE ICE. Furthermore, if the founders or other key personnel of BMORE ICE were to leave BI BMORE ICE (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect BMORE ICE's financial performance or ability t
BMORE ICE ceases operations due to the foregoing factors, it can not guarantee that it will be able to resu
the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither BMO
the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

BMORE ICE will be required to provide some information to investors for at least 12 months following the o
more limited than the information that would be required of a publicly-reporting company; and BMORE ICE
information in certain circumstances.

Uninsured Losses

Although BMORE ICE will carry some insurance, BMORE ICE may not carry enough insurance to protect ag
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at
ICE could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect BMORE ICE's financial performance or ability t
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of BMORE ICE's management will coincide: you both want E
possible. However, your interests might be in conflict in other important areas, including these: You might
make sure they are best equipped to repay the Note obligations, while BMORE ICE might prefer to spend a

You Do Have a Downside

Conversely, if BMORE ICE fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of BMORE ICE, and the revenue of BMORE ICE can go u
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because th
your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of BMORE ICE to banks, commercial finance lenders,
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by BMORE ICE. Mainvest never predicts or projects performance, and has not
For additional information, review the official Form C filing with the Securities and Exchange Commission c
This is a preview. It will become public when you start accepting investment.
Investor Discussion
BMORE ICE isn't accepting investments right now, but is trying to get a sense of how they should structure
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SE
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo

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